Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three and Nine Months Ended September 30, 2017

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors' involvement

The auditors of POET Technologies Inc. have not performed a review of these condensed unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and September 30, 2016.

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 1

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Audited
(Expressed in US Dollars)	September 30,	December 31,
	2017	2016
Assets
Current
Cash	$7,443,563	$14,376,282
Short-term investments (Note 2)	70,657	589,275
Accounts receivable (Note 4)	496,673	292,849
Prepaids and other current assets (Note 5)	778,083	758,917
Inventory (Note 6)	875,852	1,116,880

	9,664,828	17,134,203
Property and equipment (Note 7)	8,240,193	9,364,210
Patents and licenses (Note 8)	441,897	449,676
Intangible assets (Note 9)	848,944	876,865
Goodwill (Note 2)	7,681,003	7,681,003
Total Assets	$26,876,865	$35,505,957

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$608,027	$1,624,344

	608,027	1,624,344

Deferred tax liability	1,372,852	1,596,307
Deferred rent	29,744	42,665
Total Liabilities	2,010,623	3,263,316

Shareholders' Equity
Share capital (Note 11(b))	103,616,221	103,357,862
Warrants (Note 12)	5,985,378	5,985,378
Contributed surplus (Note 13)	31,070,809	29,062,874
Accumulated other comprehensive loss	(1,773,768)	(2,088,117)
Deficit	(114,032,398)	(104,075,356)
	24,866,242	32,242,641
Total Liabilities and Equity	$26,876,865	$35,505,957

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Revenue	$715,420	$861,545	$2,076,352	$1,438,286
Cost of sales (1)	348,187	318,976	957,235	599,539

Gross margin	367,233	542,569	1,119,117	838,747

Operating expenses
Selling, marketing and administration (Note 20) (1)	2,896,753	3,045,406	7,820,230	8,390,498
Research and development (Note 20) (1)	1,164,060	728,788	3,646,738	2,052,746
Impairment loss (Note 2)	-	-	-	63,522
Loss on disposal of property and equipment	-	-	-	16,931
Other income, including interest	(4,990)	(11,473)	(167,354)	(47,225)
Operating expenses	4,055,823	3,762,721	11,299,614	10,476,472

Net loss from operations	(3,688,590)	(3,220,152)	(10,180,497)	(9,637,725)
Change in fair value of contingent consideration	-	(283,130)	-	(283,130)

Net loss before income tax recovery	(3,688,590)	(2,937,022)	(10,180,497)	(9,354,595)
Income tax recovery	(74,485)	(108,517)	(223,455)	(108,517)

Net loss	(3,614,105)	(2,828,505)	(9,957,042)	(9,246,078)

Deficit, beginning of period	(110,418,293)	(97,268,245)	(104,075,356)	(90,850,672)
Net loss	(3,614,105)	(2,828,505)	(9,957,042)	(9,246,078)

Deficit, end of period	$(114,032,398)	$(100,096,750)	$(114,032,398)	$(100,096,750)

Basic and diluted net loss per share (Note 14)	$(0.01)	$(0.01)	$(0.04)	$(0.01)

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Net loss	$(3,614,105)	$(2,828,505)	$(9,957,042)	$(9,246,078)

Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	557	(84,517)	314,349	585,623
Comprehensive loss	$(3,613,548)	$(2,913,022)	$(9,642,693)	$(8,660,455)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2017	2016
Share Capital
Beginning balance	$103,357,862	$81,027,171
Funds from the exercise of warrants and compensation warrants	-	1,943,919
Fair value of warrants and compensation warrants exercised	-	901,417
Funds from the exercise of stock options	123,528	1,605,519
Fair value assigned to stock options exercised	134,831	1,687,664
Commons shares issued on business acquisitions	-	12,050,000
Common shares issued to settle liabilities	-	1,843,629
September 30,	103,616,221	101,059,319
Warrants
Beginning balance	5,985,378	2,013,747
Fair value of warrants and compensation warrants exercised	-	(901,417)
Fair value of expired warrants	-	(1,112,330)
September 30,	5,985,378	-
Contributed Surplus
Beginning balance	29,062,874	25,618,159
Stock-based compensation	2,142,766	3,167,011
Fair value of stock options exercised	(134,831)	(1,687,664)
Fair value of expired warrants	-	1,112,330
September 30,	31,070,809	28,209,836
Accumulated Other Comprehensive Loss
Beginning balance	(2,088,117)	(2,388,987)
Other comprehensive income attributable to common shareholders - translation adjustment	314,349	585,623
September 30,	(1,773,768)	(1,803,364)
Deficit
Beginning balance	(104,075,356)	(90,850,672)
Net loss	(9,957,042)	(9,246,078)
September 30,	(114,032,398)	(100,096,750)
Total shareholders' equity	$24,866,242	$27,369,041

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2017	2016
CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(9,957,042)	$(9,246,078)
Adjustments for:
Depreciation of property and equipment (Note 7)	1,591,424	830,481
Amortization of patents and licenses (Note 8)	39,301	35,332
Amortization of intangibles (Note 9)	27,921	12,409
Loss on disposition of property and equipment	-	16,931
Impairment of non-current asset held for sale	-	63,522
Stock-based compensation (Note 13)	2,142,766	3,167,011
Change in fair value of contingent consideration	-	(283,130)
Income tax recovery	(223,455)	(108,517)
	(6,379,085)	(5,512,039)
Net change in non-cash working capital accounts:
Accounts receivable	(178,052)	(525,051)
Prepaid and other current assets	25,570	(417,648)
Inventory	305,440	(336,107)
Accounts payable and accrued liabilities	(1,061,301)	(288,320)
Cash flows from operating activities	(7,287,428)	(7,079,165)
INVESTING ACTIVITIES
Cash proceeds from acquisitions	-	18,791
Proceeds from the disposal of property and equipment	-	2,195
Purchase of property and equipment (Note 7)	(359,044)	(973,903)
Purchase of patents and licenses (Note 8)	(31,522)	(40,647)
Intangibles assets (Note 9)	-	(272,439)
Disposition of short-term investments	518,618	-
Cash flows from investing activities	128,052	(1,266,003)
FINANCING ACTIVITIES
Advances made prior to acquisition	-	(500,000)
Issue of common shares for cash, net of issue costs	123,528	3,549,438
Cash flows from financing activities	123,528	3,049,438
EFFECT OF EXCHANGE RATE CHANGES ON CASH	103,129	585,623
NET CHANGE IN CASH	(6,932,719)	(4,710,107)
CASH, beginning of period	14,376,282	14,409,996
CASH, end of period	$7,443,563	$9,699,889

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated devices containing both electronic and optical elements on a single die ("monolithic integration") and in a single package ("hybrid integration"). The Company also designs, manufactures and sells photonic sensing and optical light source products. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 13, 2017.

The Company has working capital of $9,056,801 as of September 30, 2017 compared to $15,509,859 as of December 31, 2016. The Company is currently in a position to cover its liabilities as they come due. However, we have sustained considerable operating losses in the past. Should such losses continue, the Company may need to seek debt or equity financing to fund its operations. Although the Company has been successful in obtaining such financings in the past, there is no assurance that it will be able do so in the future. If the Company is unable to obtain such financing, it may have an adverse effect on the Company’s ability to continue its operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2016.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the condensed consolidated statements of operations and deficit and condensed consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated statements of operations and deficit as a bargain purchase gain.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash and short-term investments as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Short-term investments

The short-term investments of $70,657 consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at a rate of 0.50%. The GICs have maturity dates between October 2017 and May 2018. Investments are carried at fair value.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Company reported an impairment loss of $63,522 for the nine months ended September 30, 2016 and year ended December 31, 2016. No impairment loss has been recorded for the nine months ended September 30, 2017.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount. Goodwill amounting to $7,681,003 arose in connection with the acquisition of DenseLight ($6,630,544) on May 11, 2016 and BB Photonics, Inc. ($1,050,459) on June 22, 2016.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when significant risks and rewards of ownership are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income on cash or short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc.

Customer relationships

Intangible assets include customer relationships. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Customer relationships of $186,131 was acquired when the the Company acquired DenseLight. The useful life of customer relationships was determined to be 5 years.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below:

		September 30,	December 31,
		2017	2016

Product sales	(United States dollars)	$407,151	$292,849
Product sales	(Singapore dollars)	89,522	-
		$496,673	$292,849

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both the customers' overall credit profile and its payment history with the company.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2017	2016

Sales tax recoverable and other current assets	$132,163	$147,119
Security deposits on leased properties	229,275	272,026
Deposits on materials and services	416,645	339,772
	$778,083	$758,917

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	INVENTORY

	September 30,	December 31,
	2017	2016
Raw materials	$387,196	$662,458
Finished goods	329,299	358,386
Work in process	159,357	96,036
	$875,852	$1,116,880

7.	PROPERTY AND EQUIPMENT
	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2016	$-	$16,072	$1,400,103	$81,691	$1,497,866
Additions	602,830	667,342	8,498,051	244,860	10,013,083
Disposals	-	(16,072)	(64,747)	(11,734)	(92,553)
Impairment	-	-	(98,522)	-	(98,522)
Balance, December 31, 2016	602,830	667,342	9,734,885	314,817	11,319,874
Additions	48,935	-	290,496	19,614	359,045
Reclassification	(263,780)	-	263,780	-	-
Effect of changes in foreign exchange rates	23,734	-	76,021	8,607	108,362
Balance, September 30, 2017	411,719	667,342	10,365,182	343,038	11,787,281

Accumulated Depreciation
Balance, January 1, 2016	-	3,104	523,198	24,457	550,759
Depreciation for the year	-	83,189	1,320,050	45,286	1,448,525
Disposals	-	(3,104)	(34,940)	(5,576)	(43,620)
Balance, December 31, 2016	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the period	-	99,828	1,449,647	41,949	1,591,424
Balance, September 30, 2017	-	183,017	3,257,955	106,116	3,547,088

Carrying Amounts
At December 31, 2016	$602,830	$584,153	$7,926,577	$250,650	$9,364,210
At September 30, 2017	$411,719	$484,325	$7,107,227	$236,922	$8,240,193

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2016	$537,249
Additions	72,638
Balance, December 31, 2016	609,887
Additions	31,522
Balance, September 30, 2017	641,409

Accumulated Depreciation
Balance, January 1, 2016	110,436
Amortization	49,775
Balance, December 31, 2016	160,211
Amortization	39,301
Balance, September 30, 2017	199,512

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Carrying Amounts
At December 31, 2016	$449,676
At September 30, 2017	$441,897

9.	INTANGIBLE ASSETS
			Customer
	Technology	Relationships	Total
Cost
Balance, January 1, 2016	$-	$-	$-
Acquired through the acquisition of DenseLight	-	186,131	186,131
Acquired through the acquisition of BB Photonics	714,000	-	714,000
Balance, December 31, 2016 and September 30, 2017	714,000	186,131	900,131

Accumulated Depreciation
Balance, January 1, 2016	-	-	-
Depreciation for the year	-	23,266	23,266
Balance, December 31, 2016	-	23,266	23,266
Depreciation for the period	-	27,921	27,921
Balance, September 30, 2017	-	51,187	51,187

Carrying Amounts
At December 31, 2016	$714,000	$162,865	$876,865
At September 30, 2017	$714,000	$134,944	$848,944

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2017	2016
Trade payable	$268,853	$768,066
Payroll related liabilities	224,546	628,378
Accrued liabilities	99,922	183,037
Lease commitment	14,706	44,863
	$608,027	$1,624,344

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)       AUTHORIZED

Unlimited number of common shares

One special voting share

(b)       COMMON SHARES ISSUED

	Number of
	Shares	Amount
January 1, 2016	197,097,815	81,027,171
Shares issued on public offering	34,800,000	9,349,254
Cost of shares issued on public offering	-	(1,165,017)
Fair value of warrants issued	-	(5,985,378)
Shares issued to settle subsidiary accounts payable	2,386,386	1,843,629
Shares issued on business combination	15,607,240	12,050,000
Shares issued on the exercise of stock options	5,648,000	1,654,988
Fair value of stock options exercised	-	1,737,879
Shares issued on the exercise of warrants and compensation warrants	3,794,412	1,943,919
Fair value of warrants exercised	-	901,417

Balance, December 31, 2016	259,333,853	103,357,862
Shares issued on the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831

Balance, September 30, 2017	260,018,853	$103,616,221

12.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2016	$0.79	8,369,233	$2,013,747
Warrants issued	0.39	34,800,000	5,985,378
Warrants and compensation warrants exercised	(0.51)	(3,794,412)	(901,417)
Expired	(1.02)	(4,574,821)	(1,112,330)
Balance, December 31, 2016 and September 30, 2017	$0.39	34,800,000	$5,985,378

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On July 7, 2016, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2016 Plan"). Under the 2016 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2016 Plan provides that the number of common shares issuable pursuant to options granted under the 2016 Plan and pursuant to other previously granted options is limited to 44,352,885 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical Weighted
	Number	Average Exercise
	of Options	Price
Balance, January 1, 2016	26,718,500	$0.89
Expired/cancelled	(1,290,000)	0.96
Exercised	(5,648,000)	0.37
Granted	4,025,000	0.62
Balance, December 31, 2016	23,805,500	0.96
Expired/cancelled	(4,265,209)	0.81
Exercised	(685,000)	0.24
Granted	15,275,000	0.24
Balance, September 30, 2017	34,130,291	$0.67

During the period ended September 30, 2017, the Company granted 15,275,000 (during the period ended September 30, 2016 - 2,925,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.24 (2016 - $0.67) per share.

During the period ended September 30, 2017, the Company recorded stock-based compensation of $2,142,766 (2016 - $3,167,011) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2017	2016

Weighted average exercise price	$0.28	$0.67
Weighted average risk-free interest rate	1.73%	1.01%
Weighted average dividend yield	0%	0%
Weighted average volatility	103.48%	104.5%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.28	$0.67

Share price on the various grant dates were:

First grant	$0.32	$0.75
Second grant	0.27	0.74
Third grant	0.25	0.66
Fourth grant	0.28	0.71
Fifth grant	0.22	-
Sixth grant	0.22	-
Seventh grant	0.23	-
Eigth grant	0.24	-
Ninth grant	0.28	-
Tenth grant	0.29	-

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2017 are as follows:

Options Outstanding			Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	225,000	$0.23	4.38	225,000	$0.23
$0.28 - $0.31	10,300,000	$0.22	9.79	-	$-
$0.34 - $0.37	1,362,500	$0.28	9.66	12,500	$0.28
$0.38 - $0.86	9,016,000	$0.45	6.86	2,928,500	$0.45
$0.87 - $1.64	13,226,791	$1.31	2.58	8,818,272	$1.31
	34,130,291	$0.67	6.18	11,984,272	$1.08

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2016	$25,618,159
Stock-based compensation	4,070,264
Fair value of stock options exercised	(1,737,879)
Fair value of expired warrants	1,112,330
Balance, December 31, 2016	29,062,874
Stock-based compensation	2,142,766
Fair value of stock options exercised	(134,831)
Balance, September 30, 2017	$31,070,809

14.	LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Numerator
Net loss	$(3,614,105)	$(2,828,505)	$(9,957,042)	$(9,246,078)
Denominator
Weighted average number of
common shares outstanding	259,923,853	222,621,288	259,687,562	211,001,957
Weighted average number of common
shares outstanding - diluted	259,923,853	222,621,288	259,687,562	211,001,957
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.04)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2017 and 2016 is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease an February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at September 30, 2017, the Company's head office was on a month to month lease term.

Rent expense under these leases was $104,761 and $317,251 for the three and nine months ended September 30, 2017 (2016 - $114,620 and $219,278).

Remaining minimum annual rental payments to the lease expiration date is as follows:

October 1, 2017 to September 30, 2018	$411,349
October 1, 2018 through 2020	182,956
$594,305

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Salaries	$222,500	$367,500	$709,633	$1,800,698
Share-based payments (1)	595,460	679,313	1,876,258	2,363,618
Total	$817,960	$1,046,813	$2,585,891	$4,164,316

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

The Company paid or accrued $28,928 and $84,484 in fees for the three and nine months ended September 30, 2017 (2016 - $28,338 and $85,016) to a law firm, of which a director is counsel, for legal services rendered to the Company.

During the nine month period ended September 30, 2017, the Company paid the final installment of $25,000 on a total of $150,000 of consulting fees to a director which were charged against the financing concluded on November 2, 2016.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

Odis is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements on a single die ("monolithic integration") and in a single package ("hybrid integration").

BB Photonics

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable onchip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2017
As of September 30,	Singapore	US	Canada	Consolidated
Current assets	$2,385,800	$6,952,509	$326,519	$9,664,828
Property and equipment	7,930,689	307,539	1,965	8,240,193
Patents and licenses	-	441,897	-	441,897
Goodwill and intangibles assets	7,058,228	1,471,719	-	8,529,947

Total Assets	$17,374,717	$9,173,664	$328,484	$26,876,865

Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Sales	$(2,076,352)	$-	$-	$(2,076,352)
Cost of sales	957,235	-	-	957,235
Selling, marketing and
administration	3,609,065	3,439,626	771,539	7,820,230
Research and development	1,927,492	1,519,909	199,337	3,646,738
Other income including
Investment income	(149,320)	-	(18,034)	(167,354)
Net loss from operations
before income tax recovery	$4,268,120	$4,959,535	$952,842	$10,180,497

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

	2016
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$2,118,561	$10,058,018	$4,957,624	$17,134,203
Property and equipment	9,039,069	322,633	2,508	9,364,210
Patents and licenses	-	449,676	-	449,676
Goodwill and intangible assets	7,086,149	1,471,719	-	8,557,868
Total Assets	$18,243,779	$12,302,046	$4,960,132	$35,505,957

Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Sales	$(1,438,286)	$-	$-	$(1,438,286)
Cost of sales	599,539	-	-	599,539
Selling, marketing and
administration	1,801,019	5,691,434	898,045	8,390,498
Research and development	412,809	1,639,937	-	2,052,746
Impairment loss	-	63,522	-	63,522
Loss on disposal of property
and equipment	-	-	16,931	16,931
Other income including
Investment income	-	-	(47,225)	(47,225)
Net loss from operations
before income tax recovery	$1,375,081	$7,394,893	$867,751	$9,637,725

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2017	2016

Fair value through profit or loss, measured at fair value:
Cash	$7,443,563	$14,376,282
Short-term investments	70,657	589,275
Loans and receivable, measured at amortized cost:
Accounts receivable	496,673	292,849
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(608,027)	(1,624,344)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash was determined using level 1 inputs. Short-term investments were determined using level 2 inputs.

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis.

The Company's accounts receivable ageing was as follows:

	September 30,	December 31,
	2017	2016

Current	$282,834	$125,610
31 - 60 days	18,698	16,346
61 - 90 days	27,859	75,816
> 90 days	167,282	75,077
	$496,673	$292,849

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $224,710.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing working capital is considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

The Company has working capital of $9,056,801 as of September 30, 2017 compared to $15,509,859 as of December 31, 2016. We have sustained considerable operating losses in the past. Should such losses continue, the Company may need to seek debt or equity financing to fund its operations. Although the Company has been successful in obtaining such financings in the past, there is no assurance that it will be able do so in the future. If the Company is unable to obtain such financing, it may have adverse effects on the Company’s operations.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit), cash and short-term investments. The components of capital on September 30, 2017 were:

Cash and short-term investments	$7,514,220
Shareholders' equity	$140,672,408

The Company's objective in managing capital is to ensure that financial flexibility is present, a) to increase shareholder value through growth; b) to respond to changes in economic and/or market conditions; c) to maintain a strong capital base so as to retain investor, creditor and market confidence; d) to sustain future development of the business; and e) to safeguard the Company's ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Wages and benefits (1)	$625,868	$506,990	$1,724,012	$1,096,760
Subcontract fees	155,771	44,774	999,525	469,590
Supplies	297,295	147,434	688,442	121,546
Stock-based compensation	85,126	29,590	234,759	364,850
	$1,164,060	$728,788	$3,646,738	$2,052,746

Selling, marketing and administration costs can be analysed as follows:

Wages and benefits (1)	$625,676	$676,700	$1,876,164	$2,214,282
Stock-based compensation	1,003,044	872,536	1,908,007	2,802,161
Depreciation and amortization	559,334	550,420	1,658,646	878,222
General expenses (1)	275,332	254,246	931,324	789,374
Rent and facility costs (1)	292,389	253,932	837,382	526,194
Professional fees	98,101	207,220	421,569	619,707
Management and consulting fees	42,877	230,352	187,138	560,558
	$2,896,753	$3,045,406	$7,820,230	$8,390,498

(1) Certain prior period figures have been reclassifed to conform with the current period's presentation.